January 28, 2010

Via U.S. Mail and Facsimile

Gerard P. Parker
Chief Financial Officer
Network Communications, Inc.
2305 Newpoint Parkway
Lawrenceville, GA 30043

RE: Network Communications, Inc.
Form 10-K for the fiscal year ended March 29, 2009
Filed on June 19, 2009
Form 8-K dated January 15, 2010
Filed on January 15, 2010
File No. 333-134701

Dear Mr. Parker:

We have reviewed your response letter dated November 2, 2009 and have the following comments. We have limited our review to only financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your document in response to these comments and comply with the remaining comments in all future filings. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Gerard P. Parker
Network Communications, Inc.
January 28, 2010
Page 2

Form 10-K for the fiscal year ended March 29, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 19
Criticial Accounting Policies and Estimates, page 32
Goodwill, page 33

1.   We note your response to our prior comment number two and proposed
        disclosure; however, we believe your goodwill critical accounting policy should
        also address whether any of your reporting units were at risk of failing step one of
        the impairment test (i.e. fair value was not substantially in excess of carrying
        value) and if so, the following disclosures should be included for each reporting
        until that is at risk of failing step one:

        •   Percentage by which fair value exceeded carrying value as of the date of the
            most recent test;
        •   Amount of goodwill allocated to the reporting unit;
        •   Description of the methods and key assumptions used and how the key
            assumptions were determined;
        •   Discussion of the degree of uncertainty associated with the key assumptions;
            and
        •   Description of potential events and/or changes in circumstances that could
            reasonably be expected to negatively affect the key assumptions.

        Please confirm your understanding of this matter and that you will revise your
        goodwill critical accounting policy in future filings and more specifically, in your
        upcoming Form 10-K.

Form 8-K dated January 14, 2010

2.   We note your presentation of EBITDA which you define as earnings before
        interest, income taxes, depreciation, amortization, impairment and gain/loss on
        disposal of assets. Please note that the non-GAAP financial measure EBITDA is
        defined as earnings before interest, taxes, depreciation and amortization and a
        measure calculated differently should be distinguished from and not characterized
        as EBITDA. In this regard, please revise your use of the non-GAAP financial
        measure EBITDA to comply with the guidance prescribed in FR-65 and C&DIs
        on Non-GAAP Financial Measures issued and updated on January 15, 2010.
        Please confirm your understanding of this matter and that you will revise your use
        of EBITDA in future filings as part of your next response to us.

       You may contact Jean Yu at (202) 551- 3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3813 with any other questions.

                     Sincerely,

                     Linda Cvrkel
                     Branch Chief

Via facsimile: Gerard P. Parker
                (770) 822-4326